

January 5, 2013

116 Oak Drive
Friendswood, TX 77546

U.S. Securities & Exchange Commission
Division of Corporation Finance
Pamela Long, Assistant Director
100 F Street, NE
Washington, D.C. 20549

Re: Baserri Outdoors Group, Inc.
Offering Statement on Form 1-A
Filed November 19, 2012
File No. 024-10333

Dear Pamela:

In response to the questions outlined in the letter received on December 13, 2012 in connection to Baserri Outdoor Group, Inc. Direct Public Offering ("DPO") under Regulation A, please see below.

Part-1 Notification:

1 Explanation to N/A included.

2 Residential addresses included.

3 Responded as defined by Rule 405

4 Legal opinion to follow.

5 Responded; No equity securities offered to date in the State of Texas

6 Responded.

Offering Circular:

7. Baserri Outdoors Group, Inc. Offering Circular is under Model A and the legends have been updated accordingly to reflect each relevant section.

8. Revised under Model A

9. Removed repeating sections; specifically vertical integration, industry overview and growth strategies.

10. Revised second paragraph in disclosure on page 2.

11. Term of offering stated one-year from the qualification of the SEC

12. Tabular representation added on page 11 under Use of Proceeds.

13. The offering documents will be available on our website upon qualification by the SEC and at that time, Baserri will activate the website to make it available to potential investors.

14. This is not a secondary equity offering under Item 501(b)(7) of Regulation S-K.



15 The proposed date of the commencement of this offering will be one-year from qualification by the SEC.

16. Items added to Appendix on page 4, although in connection to Item2(12) of Part III I relation to Rule 256, the only material to date prepared is the "Testing the Water Provision" which has been filed.

17. The dilution disclosure would not be required because it is not relevant.

18. Defined all acronyms used throughout document.

19. Updated on pages 5-6 to address these questions.

20. Included on page 5.

21. Addressed on page 6.

22. Addressed under Use of Proceeds.

23. Changes made throughout Offering Circular.

24. Added on page 5.

25. Removed from Offering Circular.

26. Added under Vertical Integration, "There is no assurance that Baserri Outdoors Group, Inc. will actually complete any of these acquisitions."

27. Reduced discussion, added the above statement, and also addressed disclosed under Risk Factors and Considerations.

28. Description added under Vertical Integration.

29. Factual statements about our industry, as noted in the Offering Circular came from the Federal Bureau of Alcohol, Tobacco, Firearms and Explosives industry reports.

30. Revised under Our Solution in the Offering Circular.

31. Addressed under Competitive Advantages. Specifically under the scalability bullet point.

32. Explanation added under Growth Strategies.

33. The Shares will be offered and sold by the Company's officers, directors and employees without compensation. Neither the Company nor any of its officers, directors or employees is registered as a broker or dealer under Section 15 of the Exchange Act. This is under Plan of Distribution.

34. Added under Plan of Distribution.

35. Added under Risk Factors.

36. Revised under Risk Factors.

37. Added under Risk Factor, " We are subject to extensive regulation."

38. Explained under Risk Factors.



39. No shares have been issued.

40. Addressed in financial section.

41. Explained under Product and Services section.

42. Valuation methodology expanded under Offering Price Factors.

43. Added under Use of Proceeds.

44. Not applicable.

45. Option section updated.

46. Updated under Officer and Key Personnel.

47. Not applicable

48. We've addressed the relationship between Baserri Shotguns, LLC and Baserri Outdoors Group, Inc.

49. Complete State of Shareholders Equity added.

50. Updated financials.

51. Updated financials with accounts payable reflected.

52. Updated State of Income provided.

53. Updated State of Income provided.

54. Updated State of Income provided.

55. Updated State of Income provided.

56. Fiscal year 2010 and 2011 provided.

57. Addressed in financial discussion.

58. Signed by all members.

If you have any further questions or require further clarity, please contact me directly and we look forward towards continuing to work with you.

Sincerely,

Alan Thompson
President
Baserri Outdoor Group, Inc.